Exhibit 6.1

OPERATIONAL SUPPORT SERVICES (US) AGREEMENT

THIS OPERATIONAL SUPPORT SERVICES (US) AGREEMENT shall be effective as of the fifteenth day of August, 2017, by and among, TerraCycle, Inc., a Delaware corporation headquartered in New Jersey ("TerraCycle"), the SERVICE PROVIDER AFFILIATES ("PROVIDERS"), identified at Attachment I, and the SERVICE RECIPIENT AFFILIATES ("RECIPIENTS"), also identified at Attachment I, and hereby made a party to this Agreement, (collectively, the "Parties" and each individually a "Party").

RECITALS:

WHEREAS, TerraCycle and the PROVIDERS have trained and experienced executive, administrative and operational staff who are capable of efficiently and economically providing such executive, administrative and operational services as may be required by RECIPIENTS;

WHEREAS, RECIPIENTS require certain executive administrative and operational services necessary for each to undertake its business operations, and RECIPIENTS do not provide such services with the existing staff of each;

WHEREAS, the Parties desire to enter into an agreement whereby TerraCycle and the PROVIDERS shall provide executive, administrative and operational services to RECIPIENTS in connection with RECIPIENT'S business of conducting TerraCycle’s business (hereinafter collectively referred to as the "Business");

NOW, THEREFORE, for and in consideration of the premises, the promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties do hereby agree as follows:

1.	Description of Services. TerraCycle shall provide the executive administrative and operational services set forth on Attachment II attached hereto and such other services as RECIEPIENTS may request and PROVIDERS may agree to perform (the "Services") in connection with the Business. Where it is economical and efficient to do so, owing to time, distance and availability of personnel, TerraCycle shall request PROVIDERS to convey such services. There is no authority to enter into contracts for or on behalf of any service recipient affiliate. All such contracts will be presented to service recipient affiliate.

2.	Invoicing and Remittances for Services. TerraCycle shall provide centralized invoicing and collection of service fee payable with respect to all services provided pursuant to this Agreement, and shall remit fees to PROVIDERS where services have been rendered by PROVIDERS. TerraCycle shall invoice service recipient affiliate quarterly and payment shall be made within 90 days. Otherwise, the amount owed shall be evidenced by a formal note. Invoices shall provide details describing the exact services rendered.

3.	Consideration. In consideration of the Services rendered by TerraCycle or PROVIDERS pursuant to this Agreement, RECIPIENTS shall pay to TerraCycle the fees set forth on Attachment III attached hereto (the "Fees") or such other Fees as TerraCycle, PROVIDERS and RECIPIENTS may periodically agree to pursuant to Section 4 of this Agreement. All such fees shall be determined based on methodologies and documentation deemed necessary and appropriate to ensure that the fees charged meet the "arm's length standard" established under the OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations and the United States Transfer Pricing Statute and Regulations. It is understood that TerraCycle and PROVIDERS will not charge RECIPIENTS a mark-up on services or costs other than is required by the “Services Cost Method” set forth in Treasury Regulations promulgated under Section 482 of the US Tax Code, which provides for a mark-up on certain services that contribute significantly to the fundamental risks of success or failure of the Business. Consideration paid shall be charged and agreed upon arm’s length marked up amount.

4.	Periodic Review and Adjustment of Fees. TerraCycle, PROVIDERS and RECIPIENTS shall periodically review and adjust the Fees due and payable pursuant to Section 3 so that, the Fees paid by RECIPIENTS to TerraCycle and PROVIDERS approximate arm’s-length Fees for the Services. An adjustment to the Fees made pursuant to this Section 4 shall be prospective only, unless the adjustment is made pursuant to a ruling or adjustment made by an applicable revenue authority in which case, the adjustment to the Fees shall be made pursuant to the ruling or adjustment issued by such revenue authority.

5.	Term. This Agreement shall remain in effect for a period of one year unless terminated earlier pursuant to the terms hereof. This Agreement shall automatically renew each year as of its anniversary date (January 1), upon the same terms, unless it shall be terminated by default or by any party upon giving thirty (30) days notice in writing to the other parties.

6.	Termination for Cause. If any party defaults in the performance of any provision of this Agreement, then the non-defaulting party may give written notice to the defaulting party that if the default is not cured within thirty (30) days the Agreement will be terminated. If the non-defaulting party gives such notice and the default is not cured during the thirty (30) day period, then the Agreement shall automatically terminate at the end of such notice period.

7.	General Provisions.

7.1 Notice. Any notice required or permitted hereunder shall be made in writing (a) either by actual delivery of the notice into the hands of the Party entitled thereto, or (b) by the e-mailing of the notice to the Party to whom the notice is to be given at the Party's respective address set forth below, or such other physical or email address as the Parties may from time to time designate by written notice as herein provided.

As addressed to SERVICE PROVIDER AFFILIATE or SERVICE RECIPIENT AFFILIATE:

TerraCycle, Inc.

121 New York Avenue

Trenton, NJ 08638 USA

All notices shall be deemed to be effective upon receipt.

7.2 Amendment and Waiver. No amendment or modification of this Agreement shall be valid or binding upon the Parties unless made in writing and duly signed by all of the Parties. The waiver by either Party of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

7.3 Assignment. Neither Party hereto may assign any of its rights or obligations hereunder.

7.4 Governing Law. The validity and effect of this Agreement and the rights and obligations of the parties hereto shall be construed and determined in accordance with the laws of the State of New Jersey, USA.

7.5 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the transferees, successors and assigns of the Parties, including any company or corporation with which TerraCycle may merge or consolidate.

7.6 Headings. Numbers and titles to paragraphs hereof are for information purposes only and, where inconsistent with the text, are to be disregarded.

7.7 Severability. In the event that any sentence, paragraph, clause or combination of the same of this Agreement is in violation of the law of any state or country where applicable, such sentence, paragraph, clause or combination of the same shall be void in the jurisdiction where it is unlawful, and the remainder of such paragraph and this Agreement shall remain binding on the Parties hereto.

7.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall be deemed to be an original but all of which together constitute one and the same instrument.

7.9 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof, and is intended as the Parties' final expression and complete and exclusive statement of the terms thereof, superseding all prior or contemporaneous agreements, representations, promises and understandings, whether written or oral. This Agreement may be amended or modified only by an instrument in writing signed by both Parties. All Attachments referred to in this Agreement are incorporated herein by reference.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

By /s/ Thomas Szaky

Name: Thomas Szaky

Title: Chief Executive Officer

AFFILIATE (AS PER ATTACHMENT I)

By: /s/ Daniel Rosen

Name: Daniel Rosen

Title: General Counsel

Company: TerraCycle US Inc.

ATTACHMENT I

SERVICE PROVIDER AFFILIATES

ATTACHMENT I (Cont’d)

SERVICE RECIPIENT AFFILIATES

1.	TerraCycle US Inc.

ATTACHMENT II

SERVICES

The following services shall be made available from TerraCycle and the SERVICE PROVIDER AFFILIATES to the SERVICE RECIPIENT AFFILIATES. The charges for these services shall be based on an allocation of the allocable direct and indirect expenses incurred in rendering the Services and shall be based on an allocation key as stated below. Allocable expenses include those services determined to be beneficial to the RECIPIENT.

1.	*Brigades Management, including assistance with the management of Brigades programs, related brand and retail activation support, brand renewal negotiations, private label programs and marketing and customer and location contests, charitable points program, school curriculum and other tools. Brigades management services have been determined to be integral to the core business of TerraCycle and a markup of 6 % is to be added to the costs of providing these services.

2.	*Business Development, including assistance with introductions to local affiliates of TerraCycle in other countries, strategic planning, value added product sales planning, new product and services development, pricing and related marketing plans. Business development services have been determined to be integral to the core business of TerraCycle and a markup of 6 % is to be added to the costs of providing these services.

3.	Corporate Communications, including the dissemination of external corporate communications concerning Company and product developments.

4.	Design Services, including product designs and prototypes from local waste, design workshops and office concepts to portray TerraCycle concepts.

5.	*Engineering Services, including analysis of collected waste materials and determining optimal recycling techniques for maximizing environmental impact of waste reuse and optimizing related economics. Engineering services have been determined to be integral to the core business of TerraCycle and a markup of 6 % is to be added to the costs of providing these services.

6.	*Executive Services, including daily and weekly guidance to local managers in each department, including Executive, Legal, Financial, Brigades, Business Development, Public Relations, Operations, and Scientific and Licensing support. Executive services have been determined to be integral to the core business of TerraCycle and a markup of 6 % is to be added to the costs of providing these services.

7.	Financial Reporting, including overall planning, assistance with budget preparation and analysis, accounting reports, tax and financial analysis and reporting, and preparation of internal and external financial and accounting records, tax services, including internal audit planning and compliance matters

8.	Graphics Services, including all web design, presentation design, brochure and video development.

9.	Human Resource, administrative functions provided on an "on-call" basis, including, but not necessarily limited to assistance in hiring of professional employees, and salary and benefits administration.

10.	Information Systems, including but not limited to systems applications assistance, and management information reporting.

11.	Insurance Services, including analysis of corporate risk, and negotiation of premiums, coverage and claims settlements.

12.	Internal Audit, including internal controls audits, financial audits of specific subsidiaries, audit and analysis of trade accounts, cash accounts, inventory, fixed assets, intangible assets, accounts payable, payroll and insurance and risk review. Services determined to be for protection and analysis of the parent unit are not allocated.

13.	Internet Technology, including the development and maintenance of a country-wide website with capacity to connect to local shippers’ API’s for integration of downloadable shipping labels, using local country language, customers and integrating customized service programs as may be developed locally, support for telephone and internet services in the local office, maintenance of the local URL and web hosting and other IT services.

14.	Legal Services, including negotiation and drafting of external contracts for services, materials, licensing and other intellectual property matters, acquisitions and other agreements, corporate governance matters.

15.	Licensing and materials sales, including assistance with finding local or non-local buyers for collected waste, finding licensees to produce upcycled products (bags, backpacks and other goods) and potentially local or non-local e-commerce partners for the local sale of TerraCycle products.

16.	Operations Planning and Oversight, including pricing of shipments, warehousing and related contracts, logistics, data extraction, waste consolidation with other nearby TerraCycle related waste streams and scanning systems for incoming waste.

17.	Public Relations Training and Management, including direction for the development of a successful national program of national and local print, radio, television coverage and social media, as well as management of contests TerraCycle related on-line games.

*Represents a category of Services where, due to the unique and fundamental nature of the services, TerraCycle has determined, consistent with applicable OECD Guidelines and Section 482 regulations, to impose a mark-up on the costs. There are 4 such categories (Business Development, Brigades Management, Engineering Services and Executive Services. The Fees charged for such Services as well as the other Services identified above may, from time-to-time, be adjusted pursuant to Section 4 of this Agreement.

ATTACHMENT III

FEES

A.	Charges. The direct and indirect costs, which TerraCycle shall charge to SERVICE RECIPIENT AFFILIATE hereunder, shall include the portion of salaries, fringe benefits, rent, utilities, equipment, supplies and other overhead expenses attributable to the provision of Services to SERVICE RECIPIENT AFFILIATES.

B.	Calculation. TerraCycle shall charge SERVICE RECIPIENT AFFILIATE its pro-rata share of the direct and indirect costs incurred by TerraCycle and/or SERVICE PROVIDER AFFILIATE in performing Services. All such direct and indirect costs determined hereunder with respect to salaries, fringe benefits, rents, utilities, equipment and supplies and any other such overhead expenses shall be allocated to SERVICE RECIPIENT AFFILIATE based upon the total of such costs incurred by TerraCycle, multiplied by the sales ratios of all SERVICE RECIPIENT AFFILIATES operating in a given fiscal year. All such direct and indirect costs charged by TerraCycle and/or SERVICE PROVIDERS to SERVICE RECIPIENT AFFILIATE hereunder shall be based on full costs incurred, but with no mark-up added to such costs, except as specifically stated in Attachment 2.

C.	Billing and Payment. TerraCycle shall invoice SERVICE RECIPIENT AFFILIATE periodically in such fashion as may be deemed reasonable and administratively efficient for such direct and indirect expenses together with any applicable Goods and Services Tax (“GST"), Value Added Tax ("VAT"), sales or other similar taxes, and SERVICE RECIPIENT AFFILIATE shall settle such invoices within sixty (60) days. In order to expedite invoicing and ease the recordkeeping burden, periodic (monthly or quarterly) invoices may be based upon an estimate of the total fiscal year expenses for such services. Where monthly or quarterly billing is based upon estimated annual costs, a final determination of actual expenses for the year shall be submitted to SERVICE RECIPIENT AFFILIATE within 30 days of the audit of TerraCycle and shall be settled within sixty (60) days of receipt of such final billing.

D.	Sole Remuneration. Expense reimbursements payable pursuant to this Agreement shall constitute TerraCycle’s or SERVICE PROVIDER AFFILIATE'S sole compensation for its services hereunder. Without limiting the foregoing, and except as may otherwise be provided in this Agreement, TerraCycle or SERVICE PROVIDER AFFILIATE, as the case may be, shall be directly and solely responsible for all costs and expenses of any nature whatsoever incurred by it in connection with services rendered hereunder (whether ordinary or extraordinary), including, but not limited to, any salaries or other compensation paid to employees engaged or employed by SERVICE PROVIDER AFFILIATE.

E.	Taxes. All fees payable to TerraCycle by SERVICE RECIPIENT AFFILIATES pursuant to this Agreement shall be paid without deduction for income or withholding taxes. In the event that payments hereunder shall be or become subject to withholding taxes, SERVICE RECIPIENT AFFILIATE shall withhold and pay such taxes to the appropriate governmental tax authority or designated agent thereof, and shall furnish TerraCycle with a receipt evidencing payment thereof. SERVICE RECIPIENT AFFILIATE shall be responsible for any GST, VAT, sales or other transfer or transaction taxes applicable to the fees invoiced by TerraCycle under this Agreement and which are required by law to be added to fees invoiced by TerraCycle to SERVICE RECIPIENT AFFILIATE. TerraCycle or SERVICE PROVIDER AFFILIATE, as the case may be, shall be responsible for any net income taxes payable in the United States or the country of residence the SERVICE PROVIDER AFFILIATE arising from the fees payable under this Agreement.